Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2006	2007	2008	2009	2010
	(Dollars in thousands, except ratios)

(Loss)/earnings before income taxes	36,260	51,289	(12,203)	(11,231)	(40,553)
Distributed interest from unconsolidated companies	7,169	7,476	6,240	—	—
Add back dividends received	—	1,763	3,840	3,790	1,759
Impairments on equity method investment	—	—	22,992	—	—
Total earnings before income taxes	43,429	60,528	20,869	(7,441)	(38,794)
Fixed charges:
Interest	36,916	46,077	53,192	34,088	33,500
Amortization of finance costs	5,308	2,905	2,837	3,427	4,784
Interest on guaranteed indebtedness	—	—	—	—	—
Total interest	42,224	48,982	56,029	37,515	38,284
Interest factor of rent expense	640	1,366	2,935	2,942	3,153
Total fixed charges	42,864	50,348	58,964	40,457	41,437
Capitalized interest	1,652	5,619	7,628	5,275	3,130
Fixed charges (excluding capitalized interest)	41,212	44,729	51,336	35,182	38,307
Earnings before fixed charges (excluding capitalized interest) and income taxes	84,641	105,257	72,205	27,741	(487)
Ratio of earnings to fixed charges	2.0	2.1	1.2	0.7	0.0
Deficiency in earnings to cover fixed charges	—	—	—	7,441	38,794